[Letterhead of Hong Kong Television Network Limited]

December 16, 2015

VIA EDGAR

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Gregory Dundas, Attorney-Advisor

RE:	Hong Kong Television Network Limited
Form 20-F for the sixteen months ended December 31, 2014
Filed April 29, 2015
File No. 000-30354

Ladies and Gentlemen:

The following sets forth the responses of Hong Kong Television Network Limited (“HKTV”, “we”, “us”, “our” or the “Company”) to the comment letter, dated December 1, 2015 as corrected on December 2, 2015 (the “Letter”) of the Attorney-Advisor of the Division of Corporation Finance (the “Staff”). For your convenience, we have included the Staff’s comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment.

Operating results, page 33

1.	Please provide clarification regarding the nature of your sources of revenue. We note that your refer to your revenue as “turnover” and your statement that in 2014, “our turnover represented income from program content broadcasting and licensing, income from our artiste management functions, income from independent content production, and e-commerce related income.” Clarify how you obtain revenue from program content broadcasting versus advertising.

Response:

During the sixteen months ended December 31, 2014, the Group obtained revenue from “program content broadcasting” in the form of advertising income. The Group recognized advertising income, net of agency deduction, when the advertisers’ television advertisements are delivered on the Group’s Over-The-Top platform.

Restrictions on ownership of shares, page 55

2.	Please qualify your statement that there are no restrictions on the rights of non-residents to hold or exercise voting rights with the Hong Kong residency requirements for voting control that will come into effect if you obtain a free TV broadcasting license.

Response:

We note the Staff’s comment. If we obtain a domestic free television programme service license, foreign shareholders who do not satisfy the Hong Kong ordinary resident requirement will be subject to the voting restrictions as set out in Part 3 of Schedule 1 to the Broadcasting Ordinance. Please refer to the explanatory statements made at page 18 (see Item D. Risk factors–Risks Relating to Our ADSs–The holding, acquisition or exercise of voting control by non-Hong Kong resident ADS holders and shareholders may be restricted if we obtain a free TV license) and page 26 (see Item 4. Information on the Company–B. Business Overview–Regulatory Framework–Domestic Free Television Programme Services–Foreign Ownership Restrictions).

We will in our future filing qualify the said statement (shown in italics and bold) as follows:

“There are no restrictions, either pursuant to our Articles or to the laws of Hong Kong (other than the voting restrictions as set out in Part 3 of Schedule 1 to the Broadcasting Ordinance), on the rights of non-residents of Hong Kong or foreign persons to hold or exercise voting rights with respect to our ordinary shares, if we obtain a free television programme service license.

* * * * *

As requested in the Letter, we confirm the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in reviewing the response to the comments contained in the Letter. Please direct any further comments or requests for additional information to my attention at +852 3145 6788.

Sincerely,

Hong Kong Television Network Limited

/s/ Wong Nga Lai, Alice

By:	Wong Nga Lai, Alice
Title:	Chief Financial Officer